EXHIBIT 4
INFORMATION FOR INVESTORS
New Securitization Facility Borrowings
On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million (the “Securitization Facility”). After the date of this report on Form 6-K, and on or about the date of the closing of the offering of the notes, we and certain subsidiaries intend to seek to incur additional borrowings in an amount of $140 million under the Securitization Facility (the “New Securitization Facility Borrowings”). We intend to use the New Securitization Facility Borrowings, along with the proceeds of the offering of the notes announced on the date of this report on Form 6-K and available cash, to (i) repay, redeem or discharge all of the October 2010 Senior Secured Notes, the August 2011 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Senior Notes and the 2013 Subordinated Notes, (ii) repay, redeem or discharge up to $691 million aggregate principal amount of the August 2011 Senior Notes and the February 2012 Senior Notes, (iii) pay related transaction costs and (iv) use the remaining proceeds, if any, for general corporate purposes. There can be no assurance that we will be able to incur the New Securitization Facility Borrowings. The offering of the notes announced on the date of this report on Form 6-K is not conditioned on the incurrence of the New Securitization Facility Borrowings.
Amendments to Senior Secured Credit Facilities
We may from time to time, including in the near future depending on market conditions and other factors, seek to amend our Senior Secured Credit Facilities to refinance the indebtedness that is currently outstanding thereunder and to amend certain terms of the Credit Agreement. We make no assurance, however, that we will be able to refinance this indebtedness on satisfactory terms or at all.
Release of Certain Existing Guarantors and Certain Grantors of Security Interests
After the date of this report on Form 6-K but likely prior to or shortly after the date of delivery of the notes offered in the transaction announced on the date of this report on Form 6-K, we plan to release subsidiaries in Brazil, Germany and Mexico from their obligations to guarantee and grant security interests in collateral to secure the payment of obligations under the Senior Secured Credit Facilities (the “Anticipated Release”). If these guarantors and grantors of security interests in collateral are released from their obligations under the Senior Secured Credit Facilities, they will also be released from their guarantees of our Existing Notes and from their obligations to grant security interests in collateral under our Existing Senior Secured Notes. These subsidiaries will not guarantee the notes or grant security interests in collateral to secure the senior secured notes offered in the transaction announced on the date of this report on Form 6-K if the Anticipated Release occurs prior to the time by which we anticipate certain of our foreign subsidiaries in Brazil, Germany and Mexico become guarantors. If the Anticipated Release occurs after such subsidiaries have become guarantors, these subsidiaries in Brazil, Germany and Mexico will be released from their obligations to guarantee the notes and grant security interests in collateral to secure the senior secured notes at the time the Anticipated Release occurs. If the Anticipated Release were to occur, all entities not guaranteeing the notes and not granting security interests to secure the senior secured notes would have represented 13% of the RGHL Group’s total assets as of March 31, 2016 and 10% of the RGHL Group’s Adjusted EBITDA for the twelve months ended March 31, 2016 and the subsidiaries released would have represented 2% of the RGHL Group’s total assets as of March 31, 2016 and 2% of the RGHL Group’s Adjusted EBITDA for the twelve months ended March 31, 2016.
RISK FACTOR

We face risks associated with certain pension obligations.

We have pension plans that cover many of our employees, former employees and employees of formerly affiliated businesses. Many of these pension plans are defined benefit pension plans, pursuant to which the participants receive defined payment amounts regardless of the value or investment performance of the assets held by such plans. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans, which in turn would reduce the cash available for our business.

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. As of December 31, 2015, Pactiv's U.S. pension plan was underfunded by approximately $865 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, Evergreen and Pactiv Foodservice participated in the PACE Industry Union-Management Pension Fund (“PIUMPF”), a multi-employer pension plan that covers certain of their employees. Graham Packaging had withdrawn from this plan prior to its acquisition by the RGHL Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions in November 2013 to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements, we are required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF. We currently estimate the payments to be approximately $5 million per year for 20 years. As a result, we have accrued a liability of $78 million as of December 31, 2015 for the present value of such future payments. However, the amount may change depending on the negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, our annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation (“PBGC”). As of the date of this offering circular, we have not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of our required payments could increase and the increase could be material.
Under U.S. pension laws, a company can be jointly and severally liable for certain pension obligations of other members within its controlled group if the employer that sponsors the plan does not pay. In addition, controlled group members can be liable if such a plan is terminated at a time when it is underfunded. Our controlled group includes UCI Holdings Limited (“UCI”) and Autoparts Holdings Limited and their subsidiaries, which are not part of our business. On June 2, 2016, UCI and certain of its affiliates filed Chapter 11 petitions in the United States Bankruptcy Court for the District of Delaware. According to the declaration of Brian Whittman, Chief Restructuring Officer of UCI’s principal U.S. subsidiary, UCI and certain of its debtor affiliates sponsor three defined benefit pension plans that were underfunded by an aggregate amount of approximately $66 million at December 31, 2015. The bankruptcy of UCI and its affiliates may have a materially adverse effect on the funding of those plans. If the UCI pension plans are terminated, our potential aggregate joint and several liabilities (including PBGC premiums, unpaid contributions and penalties) as a member of the controlled group that includes UCI could be higher than $66 million.